SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

FirstFed Financial Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

337907109
(CUSIP Number)

Marco Fossati c/o Findim Group S.A. 16 Rue Erasme L1468 Luxembourg Telephone Number : + 352 4400841
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Brett Cooper, Esq. John Narducci, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105 (415) 773-5700

February 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of      Rule 13d-1(b)(3) or (4), check the following box: ☐

Page 1 of 5 Pages

CUSIP No. 337907109	13D	Page 2 of 5

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Findim Group S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,207,329
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,207,329
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.85%[1]
14	TYPE OF REPORTING PERSON CO

_________________________

[1]

Based on 13,636,997 outstanding shares of the Common Stock of Issuer, as reported in the Issuer's Quarterly Report on 10-Q for the fiscal quarter ended September 30, 2007 as filed on November 28, 2007.

Page 2 of 5 Pages

Item 1.       Security and Issuer

The class of equity securities to which this Amendment No.1 to Schedule 13D relates is the Common Stock, $.01 par value (“FirstFed Common Stock”), of FirstFed Financial Corp. (the “Issuer”), a Delaware corporation. The FirstFed Common Stock is listed on the New York Stock Exchange under the symbol “FED”. The Issuer’s principal executive offices are located at 401 Wilshire Boulevard, Santa Monica , CA 90401.

Item 2.      Identity and Background

This Amendment No.1 to Schedule 13D is being filed on behalf of Findim Group S.A. Findim Group S.A. is a corporation organized under the laws of Luxembourg and its principal business address is Findim Group S.A., 16 Rue Erasme, L1468 Luxembourg. Findim Group S.A. is the financial holding corporation for a group of companies in the real estate, agriculture and finance sectors.

Also attached as Schedule A hereto, and incorporated herein by reference, is a list of all executive officers and directors of Findim Group S.A. Such Schedule A also sets forth for each of the executive officers and directors of Findim Group S.A. the following information: (i) residence or business address, (ii) present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iii) citizenship.

Neither Findim Group S.A. nor any person listed on Schedule A hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

Findim Group S.A. used $11,515,022 of its own investment fundsto acquire352,262 shares of FirstFed Common Stock in open market transactions on the New York Stock Exchange Stock Market between February 19, 2008 andFebruary 26, 2008.

Item 4.      Purpose of Transaction.

Findim Group S.A. has purchased FirstFed Common Stock for investment purposes but reserves the right, from time to time, to acquire additional FirstFed Common Stock or to dispose of some or all of the FirstFed Common Stock owned by it.

Findim Group S.A. and its executive officers and directors listed on Schedule A have no plans or proposals which relate to or would result in:

(a)    The acquisition by any person of additional securities of the Issuer, except as contemplated by the first paragraph of this Item 4, or the disposition of securities of the Issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c)    A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)    Any material change in the present capitalization or dividend policy of the Issuer;

        (f)    Any other material change in the Issuer's business or corporate structure;

Page 3 of 5 Pages

(g)    Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a)      As a result of the transactions reported in Item 3, Findim Group S.A. now beneficially owns 1,207,329 shares of FirstFed Common Stock, representing 8.85% of the total outstanding FirstFed Common Stock. None of the executive officers and directors listed in Schedule A beneficially own any FirstFed Common Stock.

(b)    Findim Group S.A. has sole power to vote and direct the disposition of 1,207,329 shares of FirstFed Common Stock.

(c)   Findim Group S.A. has not engaged in any transaction in FirstFed Common Stock since its most recent filing on Schedule 13D on February 1, 2008 except as follows:

Date	Transaction	Number of Shares Purchased	Average Purchase Price Per Share*
February 19, 2008	New York Stock Exchange	2,900	$ 32.9828
February 20, 2008	New York Stock Exchange	15,800	$ 33.0979
February 21, 2008	New York Stock Exchange	71,300	$ 32.9523
February 22, 2008	New York Stock Exchange	114,226	$ 32.3878
February 25, 2008	New York Stock Exchange	129,536	$ 32.6183
February 26, 2008	New York Stock Exchange	18,500	$ 33.1966

* Excludes commissions

Details of individual trades between February 19, 2008 and February 26, 2008 are included in Exhibit 1 to this Amendment No. 1 to Schedule 13D.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among Findim SA or, to the best of its knowledge, any of the persons set forth in Schedule A and any other person, with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits or loss, or the giving or withholding of proxies.

Item 7.      Material to be filed as Exhibits.

Schedule A – Directors and Executive Officers

Exhibit 1 – Findim Group S.A. Purchases of FirstFed Common Stock between February 19, 2008 and February 26, 2008.

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2008

FINDIM GROUP S.A.

By: /s/ Marco Fossati	/s/ Giuseppe Fossati
Name: Marco Fossati	Giuseppe Fossati
Title:	Chairman	Vice-Chairman

Page 5 of 5 Pages

Schedule A

Directors and Executive Officers of Findim Group S.A.

The names of the directors and executive officers of Findim Group S.A. are set forth below. Unless otherwise indicated, the business address of each such person is at 16 Rue Erasme, L1468 Luxembourg and their telephone number is + 352 4400841.

Name	Citizenship	Present Principal Occupation or Employment
Marco Fossati	Italy	Chairman and President

Other assignments::

Chairman of:

Istituto di Credito e di Depositi Holding S.A., banking, Via Nassa 58, CH 6900 Lugano (Switzerland)

Findim Investments S.A., Financial and industrial investing company, Gradinata Forghée 2, CH 6900 Massagno (Switzerland)

Findim Finanziaria S.p.A., Financial holding company, Piazza S. Pietro Martire 6, I 20052 Monza (Italy)

Vice Chairman of:

Banca di Credito e di Depositi S.A., banking, Via Nassa 58, CH 6900 Lugano (Switzerland)

Dafim S.A., Real estate company, Gradinata Forghée 2, CH 6900 Massagno (Switzerland)

Findim Immobiliare S.p.A., Real estate company, Piazza S. Pietro Martire 6, I 20052 Monza (Italy)

Omabuild Corporation, Real estate company, 14East, 60th Street, Suite 501, New York, N.Y. 10022 / USA

Board member of:

Argenmilla S.A.I.C.A. y G., Agriculture and Real estate company, Ruta 32, Km 0.600, RA 2700 Pergamino (Argentina)

La Compagnie Générale Immobilière de France, Real estate company, 47 Rue du Faubourg St. Honoré, F 75008 Paris (France)

Iberfindim S.A., Real estate company, Avda Josep Tarradellas 8-10, E 08029 Barcelona (Spain)

Preparados Alimenticios S.A., Industrial food company, Avda Josep Tarradellas 38, E 08029 Barcelona (Spain)

Giuseppe Fossati	Italy	Vice Chairman and Vice President

Other assignments:

Chairman of:

Dafim S.A., Real estate company, Gradinata Forghée 2, Ch 6900 Massagno (Switzerland)

Findim Immobiliare S.p.A., Real estate company, Piazza S. Pietro Martire 6, I 20052 Monza (Italy)

Iberfindim S.A., Real estate company, Avda Josep Tarradellas 8-10, E 08029 Barcelona (Spain)

Omabuild Corporation, Real estate company, 14East, 60th Street, Suite 501, New York, N.Y. 10022/ USA

Vice Chairman of:

Findim Finanziaria S.p.A., Financial holding company, Piazza S. Pietro Martire 6, I 20052 Monza (Italy)

Findim Investments S.A., Financial and industrial investing company, Gradinata Forghée 2, CH 6900 Massagno (Switzrland)

Board member of:

Argenmilla S.A.I.C.A. y G., Agriculture and Real estate company, Ruta 32, Km 0.600, RA 2700 Pergamino (Argentina)

La Compagnie Générale Immobilière de France, Real estate company, 47 Rue du Faubourg St. Honoré, F 75008 Paris (France)

Preparados Alimenticios S.A., Industrial food company, Avda Josep Tarradellas 38, E 08029 Barcelona (Spain)

Name	Citizenship	Present Principal Occupation or Employment
Daniela Fossati	Italy	Board member

Other assignments:

Board member of:

Dafim S.A., Real estate company, Gradinata Forghée 2, CH 6900 Massagno (Switzerland)

Findim Finanziaria S.p.A., Financial holding company, Piazza S. Pietro Martire 6, I 20052 Monza (Italy)

Findim Immobiliare S.p.A., Real estate company, Piazza S. Pietro Martire 6, I 20052 Monza (Italy)

Findim Investments S.A. financial and industrial investing company, Gradinata Forghée 2, CH 6900 Massagno (Switzerland)

Stefania Fossati	Italy	Board member
Other assignments: Board member of Findim Investments S.A., Financial and industrial investing company, Gradinata Forghée 2, CH 6900 Massagno (Switzerland)